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                                         FILING PURSUANT TO RULE 425 OF THE
                                         SECURITIES ACT OF 1933 AND RULE
                                         14(a)-12 OF THE SECURITIES EXCHANGE ACT
                                         OF 1934

                                         FILER: EXCALIBUR TECHNOLOGIES
                                         CORPORATION

                                         SUBJECT COMPANY: EXCALIBUR TECHNOLOGIES
                                         CORPORATION

                                         NO. 0-9747

The following is a press release of September 13, 2000 concerning the transaction between Intel Corporation and NBA Media Ventures, LLC described in the press release issued by Intel Corporation, Excalibur Technologies Corporation and NBA Media Ventures, LLC.



         EXCALIBUR TO PROVIDE VIDEO CONTENT MANAGEMENT TECHNOLOGIES AS
                     PART OF INTEL-NBA DEAL ANNOUNCED TODAY

 INTEL CONTRACT WITH NBA TO BE ASSIGNED TO CONVERA CORPORATION- THE NEW COMPANY
                      BEING FORMED BY INTEL AND EXCALIBUR

VIENNA, VA, SEPTEMBER 13, 2000 - Excalibur Technologies Corporation (NASDAQ:EXCA), announced today that Excalibur's video content management technologies, including Excalibur Screening Room(R), will become part of a solution delivered by the newly named Convera Corporation to the National Basketball Association (NBA) as part of an agreement announced today by Intel and the NBA.

Intel and the NBA announced today that they have entered into an agreement whereby Intel and the NBA will develop and distribute interactive NBA content, ultimately including enhanced broadband programming and interactive game broadcasts. Intel intends to assign the agreement to Convera Corporation, a new company it is forming with Excalibur, upon completion of the Intel-Excalibur transaction later this fall. As part of the NBA agreement, the NBA will receive a 10% equity stake in Convera. The transaction with the NBA is subject to certain conditions, including approval by the NBA Board of Governors.

Convera will combine technologies and services it receives in the Intel-Excalibur transaction to create an end-to-end solution for the NBA, including indexing, search and retrieval of rich content, content protection and other key technologies necessary for the secure delivery of content online. The initial products to be developed under the Intel-NBA agreement and assignable to Convera will enable users to access customized NBA and WNBA highlights and classic moments through NBA.com, WNBA.com and the leagues' 45 team Web sites.

Intel and Excalibur announced May 1 that they would form the new company recently named Convera Corporation, specifically to enable owners of branded high-value content such as the NBA to produce and securely sell their audio, video and other forms of content over the Internet.

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The transaction is subject to customary closing conditions, including regulatory review and Excalibur shareholder approval, and is expected to close later this fall. Upon closing Excalibur shares will be exchanged on a one-for-one basis for shares in Convera Corporation. Plans for the new company focus on achieving a leading role in web-based interactive media services.

ABOUT EXCALIBUR TECHNOLOGIES CORPORATION
Founded in 1980, Excalibur Technologies Corporation (Nasdaq: EXCA) is a recognized leader in high-performance, search-powered, multimedia content management solutions for intelligently capturing, indexing, managing, accessing and utilizing valuable digital content - including text, images and video. Excalibur works with Global 2000 corporations, software developers, application service providers and government agencies to power Intranet and Internet solutions, corporate portals and eCommerce sites.


Excalibur and Intel filed a preliminary proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). For a description of the direct or indirect interests in the transactions concerning the solicitation, we refer you to this preliminary proxy statement/prospectus and the definitive proxy statement/prospectus which Excalibur and Intel plan to file with the Commission.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. and upon oral or written request to Excalibur Technologies Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, Attention: Investor Relations (telephone number (703) 761-3700).

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus when it is filed with the Commission.

This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the business of the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual
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results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.